SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 000-14902
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Meridian Bioscience, Inc.
Savings and Investment Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, OH 45241

Meridian Bioscience, Inc. Savings and Investment Plan
Financial Statements
As of December 31, 2010 and 2009 and for the year ended December 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Participants and Administrator
Meridian Bioscience, Inc. Savings and Investment Plan
We have audited the accompanying statements of net assets available for benefits of the Meridian Bioscience, Inc. Savings and Investment Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Meridian Bioscience, Inc. Savings and Investment Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note B, the Plan adopted new accounting guidance as of December 31, 2010 related to the accounting for loans to participants.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Cincinnati, Ohio
June 29, 2011

Meridian Bioscience, Inc. Savings and Investment Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

ASSETS	2010	2009

Cash	$298	$297
Investments, at fair value:
Common stock	137,729	105,547
Registered mutual funds	22,299,944	18,898,910
Collective trust	3,309,033	2,824,691

Total investments	25,746,706	21,829,148

Receivables:
Employer contributions	614,913	588,764
Notes receivable from participants	645,375	424,666

Total receivables	1,260,288	1,013,430

Total assets	27,007,292	22,842,875

Excess contributions payable	(94,648)	(132,910)

Net assets available for benefits, at fair value	26,912,644	22,709,965

Adjustment from fair value to contract value for interest in the collective trust relating to fully benefit-responsive investment contracts	—	204,900

Net assets available for benefits	$26,912,644	$22,914,865

The accompanying notes are an integral part of these statements.

Meridian Bioscience, Inc. Savings and Investment Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the year ended December 31, 2010

Additions to net assets attributed to:
Net appreciation in fair value of investments	$2,264,062
Dividend and interest income	511,422
Participant contributions	1,672,472
Employer contributions	1,203,742
Rollover contributions	58,081
Interest income on notes receivable from participants	27,516

Total additions	5,737,295

Deductions from net assets attributed to:
Benefit payments	1,732,756
Administrative expenses	6,760

Total deductions	1,739,516

Net increase	3,997,779

Net assets available for benefits:
Beginning of year	22,914,865

End of year	$26,912,644

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
Meridian Bioscience, Inc. Savings and Investment Plan
NOTE A — DESCRIPTION OF PLAN
The following description of the Meridian Bioscience, Inc. Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
1. General
The Plan is a defined contribution plan covering all employees of Meridian Bioscience, Inc. and its domestic subsidiaries (the “Company”) who have met certain service requirements as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
2. Participation
Employees become eligible for participation in the Plan on their hire date.
3. Trustee
Bank of America, N.A. (“Trustee”) is designated as the trustee of the Plan.
4. Contributions
Eligible employees may elect a combination of pre-tax and Roth contributions of up to 100% of their annual eligible compensation through salary deductions (“Deferred Contribution”), subject to the annual contribution limit of $16,500, as defined by the Internal Revenue Code. Participants over the age of 50 may contribute up to an additional $5,500. Participants may also contribute amounts representing distributions from other qualified plans. Employees are automatically enrolled in the plan upon becoming eligible, with contributions set at 3% of eligible compensation. For employees who have met the eligibility requirements for matching contributions, the Company matches up to 100% of each participant’s first 3% of eligible compensation contributed to the Plan. In addition, the Company makes, at its discretion, an employer profit sharing contribution. The Company elected to make profit sharing contributions of $613,288 and $588,764 for the 2010 and 2009 plan years, respectively.
5. Participant Accounts
Each participant’s account is credited with the participant’s contributions, Company matching contributions, and plan earnings thereon. Allocations of the Company’s profit sharing contributions are based on participants’ wages and Plan earnings are allocated based on account balances, as defined.

NOTE A — DESCRIPTION OF PLAN (continued)
6. Vesting
Participants are immediately vested in their voluntary contributions and actual earnings thereon. Vesting in the Company’s contributions plus actual earnings thereon is based on years of continuous service as follows:

Years of Service	Vesting Percentage

Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%
7. Notes Receivable from Participants
Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years, or longer for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates on loans ranged from 4.25% to 10.50% at December 31, 2010. Principal and interest are paid ratably through monthly payroll deductions.
8. Payment of Benefits
Upon termination of employment due to death, disability or retirement, a participant may elect to receive (a) an annuity; (b) installments payable in cash or in kind (rollover to another eligible fund), or part cash and part in kind over a period not to exceed participant’s life expectancy; or (c) a single lump-sum payment in cash or in kind, or part in cash and part in kind. For termination of employment due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Terminated participants with vested account balances greater than $5,000 may elect to leave their accounts in the Plan for an indefinite period of time.
9. Expenses of the Plan
The Company pays certain expenses of the Plan and provides certain administrative services at no cost to the Plan. If not paid by the Company, administrative expenses become a liability of the Plan. In 2010, the Plan paid loan processing fees and investment management fees. All other expenses were paid by the Company. Certain management fees and operating expenses charged to plan mutual funds are deducted from income earned on a regular basis, and are netted with the investment returns on such investments.
10. Forfeitures
In the event that a participant terminates employment prior to 100% vesting, the portion of employer contributions which is not vested is forfeited at that time. The forfeited amounts are used to reduce future employer contributions. At December 31, 2010 and 2009 there were $34,673 and $73,746, respectively, of forfeited nonvested accounts. During 2010, $73,746 was used to reduce employer contributions.

NOTE A — DESCRIPTION OF PLAN (continued)
11. Investment Options
The Plan allows participants to elect how their contributions and the Company’s contributions will be directed among investment fund options based upon the individual investment objectives of the participants. Participants automatically enrolled in the Plan upon eligibility are directed to the Merrill Lynch Retirement Preservation Trust Fund. Participants can make changes to this designation at their discretion based upon available investment funds within the Plan. See Note I for additional disclosures.
The common stock held by the plan is an investment directly in the Company’s common stock.
NOTE B — SIGNIFICANT ACCOUNTING POLICIES
1. Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
2. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
3. Investment Valuation and Income Reporting
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note G for discussion of fair value measurements.
Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of realized gains and losses and unrealized gains and losses on those investments.
4. Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
5. Payment of Benefits
Benefits are recorded when paid.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (continued)
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
7. Fully Benefit-Responsive Investment Contracts held in Collective Trust
The Plan reports investment contracts held by the Plan at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Prior to October 6, 2010, the Plan invested in investment contracts through the Merrill Lynch Retirement Preservation Trust, a collective trust fund, (the “Trust”).
The Statements of Net Assets Available for Benefits, as of December 31, 2010 and December 31, 2009, present the fair value of the investment in the collective trust. Additionally, the Statement of Net Assets Available for Benefits as of December 31, 2009 presents the adjustment of the investment in the collective trust from fair value to contract value relating to investment contracts. Such an adjustment to contract value was not required as of December 31, 2010 due to Bank of America, N.A., trustee of the Trust, electing on October 6, 2010 to terminate the Trust and commence liquidation of its assets. In connection with that election, an affiliate of Bank of America Corporation agreed to provide a Make Whole Commitment in order to provide additional liquidity as needed to allow for continued withdrawals from the Trust at $1.00 per unit. The Trust terminated its wrap contracts and as of December 31, 2010, the Trust’s investments were wholly comprised of cash and short term liquid investment securities.
The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the year ended December 31, 2009 and on a fair value basis for the year ended December 31, 2010, as applicable.
Contract value is the relevant measurement attribute for that portion of the net assets of a collective investment fund attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined contribution plans. An investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive and held by a collective trust offered only to qualified employer-sponsored defined contribution plans. An investment contract is considered fully benefit-responsive if: 1) it is effected directly between the collective trust and the issuer and may not be transferred without the consent of the issuer, 2) either the repayment of principal and interest is a financial obligation of the issuer or the issuer of a wrap contract provides assurance that the contract crediting rate will not be adjusted to less than zero, 3) the contract requires all permitted participant-initiated transactions with the collective trust to occur at contract value without limitation, 4) it is improbable that an event will occur that would limit the ability of the collective trust to transact at contract value with both the issuer and collective trust unit holders, and 5) the collective trust allows unit holders reasonable access to their funds.

NOTE B — SIGNIFICANT ACCOUNTING POLICIES (continued)
8. Recent Accounting Pronouncements
In January 2010, FASB issued Accounting Standards Update (ASU) No. 2010-06, Improving Disclosures about Fair Value Measurements. FASB ASU No. 2010-06 amends and clarifies the disclosure requirements of FASB ASC 820 including clarifications and requirements to disclose the amounts and reasons for significant transfers between Level 1 and Level 2 and significant transfers into and out of Level 3 of the fair value hierarchy, which are effective for periods beginning after December 15, 2009. The new requirement that purchases, sales, issuances and settlements be presented gross in the Level 3 reconciliation is effective for fiscal years beginning after December 15, 2010. The adoption of the amendments did not have a material impact on the Plan. See Note G for additional disclosures.
In September 2010, FASB issued Accounting Standards Update (ASU) No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, which clarifies and amends the classification and measurement of defined contribution pension plan participant loans set forth in FASB ASC 962. The amended guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. The amended guidance was effective for fiscal years ending after December 15, 2010 and has been adopted by the Plan in its December 31, 2010 financial statements. In adopting the guidance, the Plan has reclassified participant loans of $645,375 and $424,666 for the years ended December 31, 2010 and 2009, respectively, from investments to notes receivable from participants. Net assets of the Plan were not affected by the adoption of the new guidance.
In May 2011, FASB issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. FASB ASU No. 2011-04 amends and clarifies the measurement and disclosure requirements of FASB ASC 820, resulting in common requirements for measuring fair value and for disclosing information about fair value measurements, clarification of how to apply existing fair value measurement and disclosure requirements, and changes to certain principles and requirements for measuring fair value and disclosing information about fair value measurements. The new requirements are effective for fiscal years beginning after December 15, 2011. The Plan will adopt this amended guidance on January 1, 2012 and does not anticipate that it will have a material impact on the Plan.

NOTE C — INVESTMENTS
The following investments represent 5% or more of the Plan’s net assets at December 31:

	2010	2009

ML Retirement Preservation Trust**	$3,309,033	$3,029,591
American Funds Washington Mutual Investors Fund	2,961,435	3,094,223
Columbia Acorn Fund	2,568,379	—
Blackrock Basic Value Fund	2,489,142	2,336,017
American Funds Euro Pacific Growth Fund	2,435,158	2,217,053
Blackrock S&P 500 Index Fund	2,181,272	—
PIMCO Total Return Fund	2,045,945	1,320,001
Blackrock Small/Mid Cap Growth Equity Portfolio	1,751,876	1,351,784
American Century Diversified Bond Fund	1,425,058	—
Blackrock Value Opportunities Fund	—	1,990,519
Allianz CCM Capital Appreciation Fund	—	1,766,177
American Funds Bond Fund of America	—	1,268,531

**	The fair values of the fund were $3,309,033 and $2,824,691 at December 31, 2010 and 2009, respectively.
During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common stock	$11,104
Registered mutual funds	2,252,958

$2,264,062

NOTE D — TAX STATUS
The company uses the prototype plan (FFN: 31339810003-004) designed by Merrill Lynch Pierce Fenner & Smith, Inc. (“Merrill Lynch”) and maintained by Bank of America, N.A. The Internal Revenue Service has determined and informed Merrill Lynch, by a letter dated March 31, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The prototype plan has been amended since receiving the opinion letter in order to comply in form with various laws, and the plan administrator believes that the prototype plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE E — PRIORITIES UPON TERMINATION OF THE PLAN
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

NOTE F — PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments held during the years ended December 31, 2010 and 2009 include shares of the Company’s common stock, a collective trust, and shares of mutual funds managed by the Trustee, or an affiliate thereof, and therefore, these transactions qualify as party-in-interest transactions.
NOTE G — FAIR VALUE MEASUREMENTS
The Plan values financial assets and liabilities at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three broad levels, which are described below:
Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date for assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly. These include quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially, either over time or among market makers, or in which little information is released publicly and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3: Unobservable inputs, developed using the Company’s estimates and assumptions, which reflect those that the market participants would use. Such inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.
Determining where an asset or liability falls within the hierarchy depends on the lowest level input that is significant to the fair value measurement as a whole. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in the assessment of fair value.
Assets measured at fair value for the Plan are as follows:
Common stock/mutual funds — Valued at the closing price reported on the active market on which the security is traded.
Collective trust — Valued at net unit value based on the fair value of the collective trust’s underlying investments using information reported by the investment advisor.

NOTE G — FAIR VALUE MEASUREMENTS (continued)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Plan assets carried at fair value at December 31, 2010 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Company common stock	$137,729	$—	$—	$137,729
Mutual funds:
Capital growth funds	17,451,962	—	—	17,451,962
Balanced funds	2,520,958	—	—	2,520,958
Income funds	1,943,037	—	—	1,943,037
Other funds	383,987	—	—	383,987
Collective trust — short term bond fund	—	3,309,033	—	3,309,033

Total assets at fair value	$22,437,673	$3,309,033	$—	$25,746,706

Plan assets carried at fair value at December 31, 2009 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Company common stock	$105,547	$—	$—	$105,547
Mutual funds:
Capital growth funds	15,205,288	—	—	15,205,288
Balanced funds	1,717,658	—	—	1,717,658
Income funds	1,552,888	—	—	1,552,888
Other funds	423,076	—	—	423,076
Collective trust — stable value fund	—	2,824,691	—	2,824,691

Total assets at fair value	$19,004,457	$2,824,691	$—	$21,829,148

In 2009, the Plan adopted the amended guidance in Accounting Standards Codification 820, Fair Value Measurements and Disclosures, as it relates to investments in entities calculating NAV or an equivalent measure of fair value. As a practical expedient, the amendments permit, but do not require, the Plan to measure the fair value of certain investments based on the investee’s NAV or its equivalent. As a result of applying the practical expedient, the fair value of the collective trust was determined as of December 31, 2010 and 2009, based on NAV. The adoption of the amendments did not have a material impact on the fair value of the collective trust. Investments in the collective trust do not have a holding period. There are no unfunded commitments for investment in the collective trust. The collective trust invested primarily in Guaranteed Investment Contracts and U.S. Government and Agency Obligations.

NOTE H — RECONCILIATION TO FORM 5500
As of December 31, 2010 and 2009, the Plan invested in a collective trust that as of December 31, 2009 is included in net assets available for benefits at contract value, but is stated at fair value in the Plan’s Form 5500. Due to the factors more fully described in Note B, as of December 31, 2010 the collective is included in both the net assets available for benefits and the Plan’s Form 5500 at fair value.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009:

Net assets available for benefits per the financial statements	$22,914,865
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(204,900)

Net assets available for benefits per the Form 5500	$22,709,965

The following is a reconciliation of total additions per the statement of changes in net assets available for benefits to total income on the Form 5500 for the year ended December 31, 2010:

Total additions per the financial statements	$5,737,295
Add: Excess contributions payable	94,648
Add: 2009 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	204,900

Total income per the Form 5500	$6,036,843

The following is a reconciliation of total deductions per the statement of changes in net assets available for benefits to total expenses on the Form 5500 for the year ended December 31, 2010:

Total deductions per the financial statements	$1,739,516
Add: Classification of corrective distributions	94,648

Total deductions per the Form 5500	$1,834,164

NOTE I — SUBSEQUENT EVENT
Management of the Plan has evaluated subsequent events after the balance sheet date of December 31, 2010 and other than as noted below, there were no material subsequent events that required recognition or additional disclosures in these statements.
The Merrill Lynch Retirement Preservation Trust (the “Trust”) terminated operations on February 28, 2011 and was liquidated on March 1, 2011 through an in-kind distribution to unitholders. All units of the Trust were redeemed or exchanged at the net asset value per unit of $1.00, which terminated the Trust. The Plan received its distribution from the Trust on February 17, 2011 and invested the proceeds in the Invesco Stable Value Retirement Fund.

SUPPLEMENTAL INFORMATION

Meridian Bioscience, Inc. Savings and Investment Plan
EIN 31-0888197 Plan No 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

	(b)
	Description of
	investment
	including
	maturity date,
(a)	rate of interest,
Identity of issuer, borrower, lessor, or	collateral, par or	(c)	(d)
similar party	maturity value	Cost	Current value

Registered Mutual Funds
American Century Diversified Bond Fund	132,439 shares	**	$1,425,058
American Funds Balanced Fund	26,596 shares	**	475,013
American Funds Euro Pacific Growth Fund	59,935 shares	**	2,435,158
American Funds Growth Fund of America	21,963 shares	**	658,438
American Funds Washington Mutual Investors Fund	109,440 shares	**	2,961,435
* Blackrock Basic Value Fund	97,270 shares	**	2,489,142
* Blackrock Global Allocation Fund	19,773 shares	**	383,987
* Blackrock Small/Mid Cap Growth Equity Portfolio	142,661 shares	**	1,751,876
* Blackrock S&P 500 Index Fund	141,825 shares	**	2,181,272
Columbia Acorn Fund	87,838 shares	**	2,568,379
Delaware Emerging Markets Fund	38,710 shares	**	619,751
Eaton Vance Income Fund of Boston	52,234 shares	**	305,048
Janus Adviser Forty Fund	14,896 shares	**	502,581
Perkins Small Cap Value Fund	22,948 shares	**	549,596
PIMCO Commodity Real Return Strategy Fund	23,246 shares	**	212,931
PIMCO Total Return Fund	188,566 shares	**	2,045,945
Thornburg International Value	26,301 shares	**	734,334

Total registered mutual funds			22,299,944
Collective Trust
* Merrill Lynch Retirement Preservation Trust	3,309,033 units	**	3,309,033

Common Stock
* Meridian Bioscience, Inc.	5,947 shares	**	137,729

* Participant Loans	Interest rates ranging from 4.25% to 10.50%, maturing through 2015		645,375

Total assets held for investment purposes			$26,392,081

*	Indicates party-in-interest.

**	Cost of asset is not required to be disclosed as investment is participant-directed.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Meridian Bioscience, Inc. Savings and Investment Plan
Date: June 29, 2011	By:	/s/ Melissa A. Lueke
Melissa A. Lueke
Executive Vice President Finance, Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Grant Thornton LLP